[POGO PRODUCING COMPANY LETTERHEAD]

November 30, 2005

via facsimile and EDGAR

Mr. Barry Stem

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington D.C. 20549-7010

Re:	Pogo Producing Company
Mr. Barry Stem’s November 16, 2004 comment letter on the Annual Report on Form 10-K for the Year Ended December 31, 2004 (File No. 1-7792).

Dear Mr. Stem:

Pogo Producing Company, in accordance with the above referenced letter, hereby notifies you that it expects to provide a response to the staff’s comment by Thursday, December 15, 2005. The company wishes to use this additional time to research and formulate a thorough response.

Sincerely,

/s/ Michael J. Killelea
Senior Vice President,
General Counsel and
Corporate Secretary